ANGLOGOLDASHANTI

NYSE | JSE | GSE

BEATTY GOLD DISTRICT | NEVADA PROJECTS

Building Nevada's Next Prolific Gold District

Investor Site Visit & Strategic Overview | September 2026

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES

Forward-Looking Statements & Legal Disclosures 2 LEGAL & REGULATORY COMPLIANCE Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in- process projects, the ability to convert Mineral Resource into Mineral Reserve and replace Mineral Reserve net of depletion from production and outlook of AngloGold Ashanti plc’s (the “Company”, “AngloGold Ashanti” or “AGA”) operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2025 (the “2025 Form 20-F”) filed with the United States Securities and Exchange Commission (“SEC”). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti’s external auditors. INVESTOR SITE VISIT & STRATEGIC OVERVIEW

LEGAL & REGULATORY COMPLIANCE

Forward-Looking Statements & Legal Disclosures

Technical Report Summary

For additional information on the Arthur Gold Project, refer to the Technical Report Summary on a Pre-Feasibility Study for the Arthur Gold Project (the "AGP TRS"), filed as Exhibit 19.15.3 to the 2025 Form 20-F.

Mineral Resource and Mineral Reserve

The Mineral Resource and Mineral Reserve estimates herein are presented as at 31 December 2025, unless otherwise stated. As a general matter, the Mineral Resource in this communication is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Rounding of numbers may result in computational discrepancies in the Mineral Resource and Mineral Reserve tabulations. For further information, see (i) the Company's news release "AngloGold Ashanti Builds on Award-Winning Discovery, Advancing Arthur Gold Project in Nevada with first-time 4.9Moz Mineral Reserve and Robust PFS Economics," dated 26 March 2026, (ii) the "Corporate Update" section in the Company's Earnings Release for the three months and year ended 31 December 2025, (iii) the AGP TRS, (iv) Item 4D. Mineral Resource and Mineral Reserve in the 2025 Form 20-F, as well as (v) the Company's 2025 Mineral Resource and Mineral Reserve Report, all of which are available on the Company's website.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs per ounce", "all-in sustaining costs ("AISC") per ounce", and "all-in costs per ounce", as denoted by an asterisk. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP forward-looking information or financial guidance in this communication in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.

Certain Defined Terms

AGA	AngloGold Ashanti plc	NDEP	Nevada Division of Environmental Protection
AGP or Arthur	Arthur Gold Project	NDWR	Nevada Division of Water Resources
EIS	Environmental Impact Statement	NEPA	The National Environmental Policy Act
MPO	Mine Plan of Operations	PFS	Pre-Feasibility Study
NBP	North Bullfrog Project	ROD	Record of Decision

INVESTOR SITE VISIT & STRATEGIC OVERVIEW 3 ANGLOGOLDASHANTI

Nevada Projects 4 THE VISION INVESTOR SITE VISIT & STRATEGIC OVERVIEW Nevada – USA

CORE MESSAGE

Nevada Projects: The Key Takeaways to Remember

Established Capabilities

Structured execution, proven team, permitting ability and track record.

- ✓ Proven Capabilities: Leadership team maintains operational control to deliver projects on schedule.
- ✓ Structured Environment: Operating on an established, consistent, and steady execution path.
- ✓ Regulatory Clarity: Strong handle on permitting, reducing ambiguity.

The AGA Strategic Advantage

Back-to-back projects in the world's premier mining jurisdiction.#

NV Ranked #1 Global Mining Jurisdiction


#47 Yukon
#31 BC
#3 Alberta
#1 Nevada
#10 Arizona
#23 Quebec
#7 NL & Labrador
#20 New Brunswick
#5 Ontario

- › The Jurisdiction Edge: Exceptional precedent and predictability in Nevada.
- › Applied NBP Learnings: Lessons from North Bullfrog are already being designed into AGP.
- › Built for Scale: Organization intentionally scaled; proximity to Vegas de-risks logistics.

Opening Chapter

Laying the foundation for the next great Nevada Gold District.

4.9 Moz

INITIAL AGP MINERAL RESERVE BASE

- Resource Expansion: Resource Expansion: The initial Mineral Reserve is just the start; AGP remains open with significant future growth potential
- The Production Engine: Current exploration targets have potential to substantially expand the district's annual production capacity.

 # Fraser Institute, 2025 Annual Survey

INVESTOR SITE VISIT & STRATEGIC OVERVIEW
5
ANGLOGOLDASHANTI

• PFS complete • 10.8Moz total exclusive Mineral Resource (Silicon & Merlin)#, • MPO advancing toward submission, focused on Merlin with a 13-year LOM • Feasibility Study underway Beatty District North Bullfrog Project Arthur Gold Project Regional Opportunities • Generational Tier 1 District • Targeting decades of sustained production at ~500Koz per annum • Currently in Detailed Engineering • Record of Decision on schedule for December 2026 • Reward – Shovel ready heap leach operation • Sterling – Synergies available when combined with the Reward Project • Mother Lode, Secret Pass and Daisy – Potential life extension of AGP • Regional exploration prospects still to be drilled MRE: 1.72 Moz MRE: 0.71 Moz Reward 61koz Meas & Ind 28koz Inferred Mineral Resource 370koz Mineral Reserve Mother Lode 1.7Moz Inferred Mineral Resource Silicon 3.4Moz Indicated 0.8Moz Inferred Mineral Resource Bullfrog 1.2Moz Meas & Ind 0.3Moz Inferred Mineral Resource North Bullfrog 0.4Moz Indicated 0.3Moz Inferred Mineral Resource 1.1 Moz Mineral Reserve The Beatty Gold District: Consolidated Regional Footprint 6 GEOGRAPHIC REFERENCE INVESTOR SITE VISIT & STRATEGIC OVERVIEW One of the most significant new discoveries in the US in more than a decade, with the total district Mineral Resource of 22.0Moz Merlin 1.0Moz Indicated 5.5Moz Inferred Mineral Resource 4.9 Moz Mineral Reserve Sterling & Crown 0.9Moz Inferred Mineral Resource #AGP Indicated Mineral Resource 4.4Moz, Inferred Mineral Resource 6.3Moz; exclusive of Mineral Reserve

STRATEGIC ARCHITECTURE

The 5 Strategic Building Blocks of the Next World Class Gold District



THE 5 STRATEGIC BUILDING BLOCKS:

BLOCK 1
Entry platform into the district

North Bullfrog

- Improve understanding of permitting process
- Near-term cash flow
- Operational readiness
- Local workforce development
- Establishes vendor and supply chains

BLOCK 2
Ecological baseline

Resource Stewardship

- Conducting ecological and hydrological baseline studies of entire region
- Advancing water conserving technologies
- Protecting biodiversity
- Conservation land banking

BLOCK 3
Social license

Stakeholder Alignment

- Beatty Community Center
- Beatty Foundation grants
- Long-term housing
- Workforce attraction
- Sustainable community development

BLOCK 4
Tier-1 cornerstone asset

Arthur Gold Project

- 4.9 Moz Gold Mineral Reserve
- Target sustained, multi-decade ~500koz/pa
- Estimated world-class $954/oz AISC* (real terms)
- 7 Mtpa mill + 5.5 Mtpa leach
- Cornerstone of Beatty Gold District's development

BLOCK 5
District growth

Exploration Pipeline

- Continued growth of Arthur Gold Project
- Silicon remains open down-dip, along strike in both directions
- Regional exploration targets
- Studies to evaluate potential satellite deposits

INVESTOR SITE VISIT & STRATEGIC OVERVIEW
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ANGLOGOLDASHANTI

The Beatty Gold District Advantage 8 STRATEGIC ARCHITECTURE INVESTOR SITE VISIT & STRATEGIC OVERVIEW Favorable Geology OVERCOMES REFRACTORY CARLIN CHALLENGES Streamlined Processing LOW CAPITAL & OPERATIONAL INTENSITY Unencumbered Assets MAXIMIZED DISTRICT VALUE Tier-1 Infrastructure READY FOR RAPID SCALING Volcanic-hosted epithermal trend Oxidized, free-milling, high-grade deposits Standard, off-the-shelf plant Simple conventional CIL/CIP & heap leach. 100% district ownership Highly favorable royalty, regulatory regime Immediate access to power, labor, highways Expansive BLM-administered ground

Arthur Gold Project

Arthur Gold Project – Strategic Building Blocks | PFS • MPO • FS 10 TIER-1 CORNERSTONE INVESTOR SITE VISIT & STRATEGIC OVERVIEW An innovative Front-End Loaded approach integrating PFS and FS workflows to de-risk and accelerate permitting. Early funding of the MPO during the PFS enabled key data collection and established the foundation for a robust Feasibility Study. PFS MPO FS Q2 2028 PFS Deliverables Project Charter / 70 work packages Technical data collection and Environmental baseline NEPA pre-engagement process– Oct/Nov MPO Alternatives and report development Base Case confirmed for FS Done In Progress Not Started Mineral Resource# declaration |10.8Moz Project Charter / work packages State permits submission / FS report Project Charter / 228 work packages 40% Engineering for FS & 60% vendor engineering Operational Philosophy / Basis of design review / Value Optimization Completed infill, condemnation, pit geotechnical and hydrogeological drilling for MPO. Approved consolidated exploration plan of Operations (CEPO) to advance RIBs and infiltration tests. June 2026 Q1 2027 Mineral Reserve declaration | 4.9Moz FS funding approved in July 2026 MPO funding approved in December 2025 Baseline studies progressing within plan PFS report | compelling business case Dec 2025 # Measured and Indicated Mineral Resource of 4.41Moz and Inferred Mineral Resource of 6.34Moz.

ARTHUR GOLD PROJECT 2026 - MINERAL RESERVE RESULTS SUMMARY Mineral Reserve - Merlin deposit Probable: 88Mt @ 1.75g/t for 4.9Moz Mineral Reserve Gold Price ($/oz) 1,950 Gold Produced (Moz) c. 4.5 Ore tonnes (Mtpa) c. 12.75 Life of Mine (Yrs) – initial c. 9 Avg Annual Production (Au Koz) c. 500 Project Capital Expenditure ($bn) - real c. 3.6 LOM Total Cash Costs* ($/oz) - real c. 778 LOM AISC* ($/oz) - real c. 954 MERLIN MINERAL RESERVE PIT - Mineralised blocks displayed Project capital, total cash costs* and AISC* estimates are calculated at a pre-feasibility study accuracy level of approximately ±25% and a contingency range not exceeding 15%. Arthur Gold Project 11 TIER-1 CORNERSTONE The Tier-1 Cornerstone Around which the District Develops INVESTOR SITE VISIT & STRATEGIC OVERVIEW

Enhanced Safety Eliminate exposure by removing people from active, high-risk mining zones. Assure critical controls, retain local intervention. Increased Productivity Lowers mechanical downtime, increases utilization, and optimizes continuous operations. Builds resilience (flexibility & backup). Potential Headcount Optimization Reduce baseline site staffing needs by streamlining operational roles across the district. Workforce Attraction Leverages Las Vegas location to attract key skills of the future to AGP. Exploring Automation Potential to plan the mine of the future from the ground up. Mature technology deployed to maximize safety and efficiency. Nevada Technical Center Fully integrated center for real- time district oversight and operations. AGP Technology Vision 12 OPERATING PHILOSOPHY INVESTOR SITE VISIT & STRATEGIC OVERVIEW

TIER-1 CORNERSTONE

What Makes Arthur Unique? Bulk Mining, High Grades, Oxide Ore



AGP Mining & Geology

- Bulk mining capability.
- ~150m average mineralization thickness.
- Ultra-class trucks & electric shovels.
- **Phase 1: ~10M tonnes at 5.0 g/t estimated.**



AGP Processing

- 95%+ oxide ore.
- 7 Mtpa CIL mill (91–95% estimated recovery).
- 5.5 Mtpa heap leach (79–84% estimated recovery).
- **Dry stacked tailings (water conservation).**

INVESTOR SITE VISIT & STRATEGIC OVERVIEW
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ANGLOGOLDASHANTI

What Makes Arthur Unique? Bulk Mining, High Grades, Oxide Ore 14 TIER-1 CORNERSTONE INVESTOR SITE VISIT & STRATEGIC OVERVIEW 2 km

What Makes Arthur Unique? Industry-Leading Cost Structure 15 TIER-1 CORNERSTONE INVESTOR SITE VISIT & STRATEGIC OVERVIEW Source: S&P Global Market Intelligence, 2025 Results PROJECTED TOTAL CASH COST* Lowest cash cost among Nevada majors Driven by simple oxide processing & bulk mining methods Favorable royalty structure. 100% ownership 2025 Major Nevada Operations# + Arthur (LOM Total Cash Cost* $/oz, projected) 1,600 1,200 800 400 $778 / oz MINED MILL / LEACH ROYALTIES G&A / OTHER Nevada Gold Mines Kinross Nevada SSR Mining Marigold AGA Project Arthur 1,299 1,135 1,472 580 510 111 70 545 388 129 62 790 385 188 95 778 447 213 52 49 # As at 31 December 2025

EXPLORATION & GROWTH

Continued Growth at Arthur


Arthur Gold Project Area - Plan View
N
W
E
S
Merlin Mineral Reserve
Merlin Mineral Resource
Merlin Mineral Resource targeted for conversion
Silicon Mineral Resource
Merlin Potential Exploration Upside


Arthur Gold Project Potential
Mineral Reserve & Resource
Moz Au
4.9
0.4
1.4
1.0
+81%
5.1
0.6
4.5
+218%
4.2
3.4
0.8
2.0 – 4.0
Exploration potential
Merlin Reserve converted in 2025
Merlin Resource targeted for conversion in 2026
Merlin Resource
Silicon Resource
Merlin Exploration Potential Upside
Merlin Mineral Reserve - Probable
Merlin Mineral Resource targeted for conversion - Inferred
Merlin Mineral Resource targeted for conversion - Indicated
Merlin Mineral Resource - Inferred
Merlin Mineral Resource - Indicated
Silicon Mineral Resource- Measured & Indicated
Silicon Mineral Resource- Inferred
Merlin Exploration Potential Upside

Potential exploration upside is based upon exploration results and there is no certainty that it will be realised. The Mineral Resource is subject to further exploration, development and risks, and no assurance can be given that all or any portion of the Mineral Resource will eventually convert to Mineral Reserve. Conversion of Mineral Resource to Mineral Reserve could differ from management estimates and any deviations may be significant.

INVESTOR SITE VISIT & STRATEGIC OVERVIEW 16 ANGLOGOLDASHANTI

Resource Stewardship

Existing Authorizations – Record of Success in Permitting 18 FEDERAL LANDS PERMITTING INVESTOR SITE VISIT & STRATEGIC OVERVIEW Year Project Name Federal Analysis 2020 Silicon Exploration Project Env. Assessment 2020 Crown Exploration Project Env. Assessment 2020 Mother Lode Exploration Plan Env. Assessment 2022 Crown Amendment Project Env. Assessment 2025 Silicon Exploration Plan Env. Assessment 2026 Arthur Consolidated Exploration Project Env. Assessment 2026 North Bullfrog Mine Project Draft EIS 7 Major Federal Authorizations Secured Since 2020

ECOLOGICAL BASELINE

Environmental Study is Foundational to the Mine Design

01

Ecological Surveys

Establishes extensive baseline conditions.

02

Resource Testing

Investigates water quantity and regional flow.

03

Plan Integration

Embeds biodiversity and efficiency protections.

04

Regulatory Review

Advances final permit applications securely.

Hydrogeology & Geochemistry

- 4 production boreholes and pump tests.
- Geophysical site investigations.
- Lithology geochemistry evaluations.

Surface Water | Wildlife | Palaeontology | Air Quality | Visual Resources | Noise Levels

INVESTOR SITE VISIT & STRATEGIC OVERVIEW 19 ANGLOGOLDASHANTI

Nevada Permitting Framework: Regulatory Path 20 REGULATORY & SUSTAINABILITY OVERVIEW INVESTOR SITE VISIT & STRATEGIC OVERVIEW Proven team navigating well understood State and Federal regulatory requirements. STATE & FEDERAL APPROVALS ENVIRONMENTAL COMMITMENTS MPO Submission: Formal mine plan of operations. EIS Process: Comprehensive environmental impact statement. Public Scoping: Active stakeholder engagement and review. USFWS Approvals: Desert Tortoise relocation and protection; ample precedent for successful relocations in the past. State Permits: Air, water, and life-of-mine reclamation. Data-Driven Design: Mine plans optimized by baseline biological surveys. Aquifer Testing: Extensive groundwater flow and quality modelling. Wildlife Monitoring: Life-of-mine wildlife tracking across distant zones. Multi-Year Baselines: Advanced multi-season hydrological, ecological, and cultural surveys.

ECOLOGICAL BASELINE

District-Wide Resource Security & Water Stewardship

Committed to sustainable operations through advanced water stewardship and science-based biodiversity protection.

STRATEGIC WATER STEWARDSHIP

- **Community Resource:** Vital support for Beatty residents and local economy.
- **Advanced Technologies:** Implementing water-saving designs at NBP and Arthur.
- **Regional Partnership:** Collaborating with local governments for sustainable operations.
- **Ecosystem Balance:** Aligning operational needs with local ecosystem health.

CONSERVATION BANK

- **Regional Value:** Uncompromising protection of district biodiversity following established best practise.
- **Rigorous Study:** Deep environmental baselines guiding impact understanding.
- **Mitigation Hierarchy:** Strict adherence to avoidance, minimization, and mitigation.
- **Habitat Enhancement:** Science-based stakeholder partnerships supporting wildlife habitat and biodiversity.

INVESTOR SITE VISIT & STRATEGIC OVERVIEW
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AngloGoldAshanti

Stakeholder Alignment

Stakeholder Alignment & Earning the Social License SOCIAL LICENSE Proactive stakeholder alignment through transparent dialogue, community-led planning, and sustainable investment. Community Engagement Advisory Framework: Dedicated community advisory group & Beatty Foundation. Active Dialogue: Structured pipeline for transparent collaboration. Long-Term Partnership: Mutually beneficial relationships driven by local input. Local Development Plan Resident-Guided Planning: Commissioning a comprehensive development plan. Local Input: Strategy directly guided by needs of local residents. Sustainable Growth: Charting expansion that fosters deep mutual trust. Sustainable Infrastructure Population Readiness: Framework to support anticipated influx of residents. Service Enhancement: Proactively improving Beatty’s municipal infrastructure. Positive Legacy: Physical investments benefit stakeholders long after closure. Government Relations Multi-Level Collaboration: Dialogue with local, state, and federal stakeholders. Tribal Partnerships: Trusted relationships to support cultural preservation. Regulatory Alignment: Unified, sustainable alignment across all government levels. INVESTOR SITE VISIT & STRATEGIC OVERVIEW 23

Putting Down Roots in the Community 24 SOCIAL LICENSE INVESTOR SITE VISIT & STRATEGIC OVERVIEW Construction began May 2026 on a permanent Community Relations Center in the town of Beatty. “We took an exciting step forward with the official groundbreaking ceremony… This new space will serve as a hub for collaboration & shared growth… a physical commitment to our neighbors, our shared history, and our long- term investment in this incredible mining district.” NICK FOUCHE SVP Nevada Projects

Safety Performance & Site Hazard Training

SAFETY OVERVIEW

Operational Excellence – The Results


MERLIN

ACHIEVING ZERO HARM AND SECURING OPERATIONAL CONTINUITY

Safety remains our highest priority


Total Recordable Injury Frequency Rate (TRIFR) by year
6.6
6.2
3.6
4.58
1.99
2022
2023
2024
2025
YTD

Reduction in TRIFR

- Our proactive leading indicators have translated into a sustained, measurable reduction in the AGP Total Recordable Injury Frequency Rate (TRIFR)

Safety Milestone

- Celebrating our landmark achievement of over **1000** days Lost Time Injury Free



INVESTOR SITE VISIT & STRATEGIC OVERVIEW
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ANGLOGOLDASHANTI

North Bullfrog

About the projects | Nevada Projects Link to NBP Video North Bullfrog Project 28 STRATEGIC ARCHITECTURE INVESTOR SITE VISIT & STRATEGIC OVERVIEW

North Bullfrog Project Summary 29 STRATEGIC ARCHITECTURE INVESTOR SITE VISIT & STRATEGIC OVERVIEW 1 Using $1,600/oz* Project parameters based on 2023 Feasibility Study, published at AngloGold Ashanti’s full year results ended 31 December 2023; figures to be updated following receipt of Record of Decision. OPERATING PHYSICALS COST BASE (REAL) INVESTMENT EVALUATION Projected Gold from Project Area 801 Koz Projected Total Tonnes Treated 75 Mt Projected Average Recovered Grade 0.44 g/t Projected Average Annual Production 65 Koz Life of Mine 13 Years All-in-Sustaining Cost (AISC)* $854 /oz All-in-Cost (AIC)* $1,315 /oz Gold Price Assumption $1,600 /oz Initial Project Capital (Real) $369 M Payback 7.3 Yr1 SIB $34m IRR 13%

North Bullfrog Project Summary 30 STRATEGIC ARCHITECTURE INVESTOR SITE VISIT & STRATEGIC OVERVIEW PHASING & MATERIAL OPERATIONS 10 sequential mining phases. 210 Mt total material moved. 77 Mt total reserve ore. 1.5:1 low stripping ratio. Day-one ore accessibility. CORE FLEET 3x CAT 995 Loaders 8x CAT 789D Haul Trucks 4x Production Drills High grade ore processed at 600 Ktpa mill. Lower grade ore processed at 12 Mtpa Run-of-Mine heap leach facility.

Detailed Engineering Complete Runway cleared for construction; All technical deliverables had been defined with majority at issued for construction status Construction Ready Major early contracts and long-lead items prepared, early contractor involvement active. Regulatory Milestone Record of Decision (ROD) anticipated December 2026. Approval Milestone Notice to proceed, contingent on ROD, Q4 2026 target. Strategic Role Estimated 80-100 Koz of gold production annually over first 8 years. Builds workforce, operational experience, & supplier base needed for AGP. Operational Readiness Workforce planning, resource mapping, systems integration, on track for completion Q1 2027. North Bullfrog Project the Regional Starter Platform 31 STRATEGIC ARCHITECTURE 85% INVESTOR SITE VISIT & STRATEGIC OVERVIEW

North Bullfrog Project Anticipated Timeline 32 NORTH BULLFROG PROJECT (NBP) INVESTOR SITE VISIT & STRATEGIC OVERVIEW Timeline is based on receiving all necessary regulatory permits by Dec 2026. 2026 2027 2028 2029 Permitting finalization Construction planning Long lead equipment Operational readiness Tortoise translocation Remaining procurement Construction Commissioning & start-up Early production Mill & heap leach at 100% Steady state production Mining ramp up Full mining rate

One Starter Project Leading to a Giant Operational Leap INVESTOR SITE VISIT & STRATEGIC OVERVIEW 33 NORTH BULLFROG TO ARTHUR GOLD North Bullfrog Regional Starter Project Arthur Gold Project Tier One Asset De-Risking Permitting Lessons Learned Procurement & Execution Operational Readiness & Construction Workforce Build Up & Training Supplier & Vendor Base

District Exploration

EXPLORATION & GROWTH

District Geology


Sierra Blanca-
YellowJacket
North
Bullfrog
Jolly Jane
Mayflower
Montgomery-
Shoshone
Bullfrog
Silicon
Merlin
Mother Lode
SNA
Secret Pass
Daisy
Reward
Sterling
N
State Highway 374
0
2.5
5
10 Kilometers
Legend
AGA Claim Boundary
Deposit
Paleozoic Rocks
Pre-13 Ma Volcanic Rocks
13-11.6 Ma Volcanic Rocks
Post 11.6 Ma Volcanic Rocks
Post Mineral Cover

District Geology

Forward-Looking District Exploration Program

- Proven highly productive epithermal gold district
- Significant opportunity for exploration success near known deposits
- Taking lessons learned from Arthur to explore beneath post-mineral cover
- Applying cutting edge exploration methods (i.e. geophysics, hyperspectral)
- Integrate knowledge gained from >100 years of historical and modern academic and industry work

INVESTOR SITE VISIT & STRATEGIC OVERVIEW
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ANGLOGOLDASHANTI

Forward-Looking District Exploration Program West Merlin Exploration • Mineralization style: disseminated and high-grade vein hosted Au • Multiple high-grade vein targets with thicknesses over 30m • Drilled dimensions: 1.7 km strike length x 750m Width x Average thickness >200 m • Still open to the west Priority Exploration: West Merlin 36 EXPLORATION & GROWTH INVESTOR SITE VISIT & STRATEGIC OVERVIEW

Forward-Looking District Exploration Program Silicon Exploration • Proven continuity of high-grade Tramway vein • Drilled dimensions: 1 km strike length x >700 m down dip x 30-80 m vein thickness • Still open north and south along strike Priority Exploration: Silicon 37 EXPLORATION & GROWTH INVESTOR SITE VISIT & STRATEGIC OVERVIEW Category Tonnes million Grade g/t Contained gold tonnes Moz Open Pit Measured – – – – Indicated 121.56 0.87 105.9 3.4 Inferred 36.03 0.7 25.23 0.81 Silicon Total 157.59 0.83 131.13 4.22 Sil icon Cross Section Looking Northwest A A’ N

Forward-Looking District Exploration Program Silicon Extension • Extend the Tramway vein southeast along strike to connect Silicon to Merlin • Mineralization in north Merlin transitions from a northeast to a northwest (Silicon style) orientation Priority Exploration: Silicon-Merlin Connection 38 EXPLORATION & GROWTH INVESTOR SITE VISIT & STRATEGIC OVERVIEW Sil icon-Merl in Connection Looking Northeast 1.5 km Merlin Silicon Au g/t 0.1-1.0 1.0-5.0 >5.0

Forward-Looking District Exploration Program Silicon NW Target • Discovery made during hydrological drill program • Over 1 km northwest along strike from silicon • Disseminated style mineralization • Exploring for high-grade feeder like Silicon Priority Exploration: Silicon NW Target 39 EXPLORATION & GROWTH INVESTOR SITE VISIT & STRATEGIC OVERVIEW Si l icon Nor thwest Explorat ion Target Looking Northeast Silicon NW Silicon

EXPLORATION & GROWTH

Priority Exploration & Regional Resources

Exploration 4 Value (E4V)

Forward-Looking District Exploration Program

- Exploration 4 Value is a long-term exploratory drill planning exercise undertaken by AGA.
- The program employs a disciplined ratings matrix, accounting for geological confidence, potential extraction timelines, and probability-weighted NPV, to rank and prioritize targets across the district endowment.
- Objective of this process is upgrading early-stage potential into defined Inferred Mineral Resource.


North Bullfrog
0.4Moz Indicated
0.3Moz Inferred
Mineral Resource
1.1 Moz Mineral Reserve
Silicon
3.4Moz Indicated
0.8Moz Inferred
Mineral Resource
Merlin
1.0Moz Indicated
5.5Moz Inferred
Mineral Resource
4.9 Moz Mineral Reserve
Mother Lode
1.7Moz Inferred
Mineral Resource
Bullfrog
1.2Moz Meas & Ind
0.3Moz Inferred
Mineral Resource
Sterling & Crown
0.9Moz Inferred
Mineral Resource
Reward
61koz Meas & Ind
28koz Inferred
Mineral Resource
370koz Mineral Reserve
N
0
2.5
5
10 Kilometers

Potential Synergies with Regional Resources

2.7 + Moz of Combined Mineral Resources

- **Mother Lode:** 1.7 Moz Inferred Mineral Resource. High-grade regional Mineral Resource projected as a long-term feed extension to centralized Arthur milling facility.
- **Sterling & Crown:** 0.91 Moz Inferred Mineral Resource. Provides a cluster of high-margin shallow oxide deposits, offering potentially significant district mine life extension and blending optionality.
- **Reward Project:** 61 Koz Measured & Indicated | 28 Koz Inferred Mineral Resource | 370 Koz Mineral Reserve. Fully permitted, shovel-ready heap leach asset. Potentially unlocks production and operational synergies when integrated with nearby Sterling.
- **Centralized Processing Leverage:** By routing satellite ores to Arthur's established, high-capacity milling and dry-stack infrastructure, major capital duplication may be eliminated with the aim to significantly improve satellite deposit economics.

INVESTOR SITE VISIT & STRATEGIC OVERVIEW
40
ANGLOGOLDASHANTI

Path Forward

H2 2026: Record of Decision Targeted H1 2027: MPO BLM Target Submission H1 2028: FS Report Target Completion 2026 2027 2028 2029 2030 2031 2032 2033 North Bullfrog Project (The Entry Platform) Arthur Gold Project (The Enduring Gold Producer) H1 2027: Target Construction Start H1 2028: Target First Gold Heap Leach H2 2028: Target First Gold Mill Steady State Production End of H2 2028: Record of Decision Targeted Construction & Commissioning H1 2033: Target First Gold H2 2026: Commenced FS Planned Execution Roadmap: Anticipated Permitting & Engineering Milestones 42 EXECUTION ROADMAP INVESTOR SITE VISIT & STRATEGIC OVERVIEW Arthur Gold Project Resource Potential >20+ years 2050+ Permit Build Multi-decade Tier One production center

THE ROAD AHEAD

The Beatty Gold District Development Pathway

From Foundation to Generational Wealth

BLOCK 1
North Bullfrog Starter Mine

Acts as the low-capex entry platform providing early heap leach cash flow, establishing localized supply networks, and builds local workforce.

BLOCK 2
Ecological & Baseline Certainty

Secures multi-season baseline data and environmental permits (including desert tortoise protections) while executing a strategic water stewardship approach.

BLOCK 3
Stakeholder & Social License

Builds local trust through direct Beatty community involvement at every step in the process, consultations with Tribal Nations, and long-term socio-economic integration.

BLOCK 4
Arthur Gold Keystone Asset

Consolidates Merlin & Silicon into a Tier-1 asset expected to produce ~500 koz/yr @ $954/oz AISC*, utilizing bulk mining methods, & autonomous technologies.

BLOCK 5
District Exploration Expansion

Unlocks potentially massive geological endowment by testing, high-grade extensions, promising potential expansion targets, and regional resource deposits. Will support potential phased expansions across the district.

THE ULTIMATE DESTINATION:
Prolific Gold District

A prolific gold district expected to deliver exceptional stakeholder value while driving lasting employment, housing, and structural prosperity for Beatty and Nye County.

INVESTOR SITE VISIT & STRATEGIC OVERVIEW 43 ANGLOGOLDASHANTI

ANDREA MAXEY Telephone: +61 08 9435 4603 Mobile: +61 400 072 199 amaxey@aga.gold w w w . a n g l o g o l d a s h a n t i . c o m YATISH CHOWTHEE Telephone: +27 11 637 6273 Mobile: +27 78 364 2080 yrchowthee@aga.gold INVESTOR RELATIONS General e-mail enquiries investors@aga.gold